                  Filed by ONTRACK Data International, Inc. pursuant to Rule 425 of the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934
                               Subject Company: ONTRACK Data International, Inc.
                                                     Commission File No. 0-21375
                                         ---------------------------------------


On April 2, 2002, ONTRACK Data International, Inc. and Kroll Inc. disseminated the folowing press release (the contents of any web site contained in the following press release are not incorporated by reference in this filing):

                          -----------------------------

FOR IMMEDIATE RELEASE


             KROLL INC. TO ACQUIRE ONTRACK DATA INTERNATIONAL, INC.

            Acquisition Will Propel Kroll to a Leadership Position in
     Data Recovery, Electronic Discovery and Computer Forensics Marketplace

         Transaction Expected to be Immediately Accretive to Kroll's EPS


NEW YORK, April 2, 2002 -- Kroll Inc. (Nasdaq: KROL), the global risk consulting company, announced today that it has executed a definitive agreement to acquire all of the outstanding shares of ONTRACK Data International, Inc. (Nasdaq: ONDI) in a stock-for-stock merger. Ontrack is a leading provider of data recovery and electronic discovery services, which are often used to support investigations, litigation and other legal matters.

Under the agreement, the purchase price, payable in Kroll common stock, is expected to be $12.50 per each outstanding share of Ontrack common stock, subject to a collar. The purchase price will total approximately $140 million based on the number of shares of Ontrack common stock currently outstanding, plus issued stock options which will vest upon closing. The transaction is expected to be immediately accretive to Kroll's per share earnings upon closing. The transaction is anticipated to close late in the second quarter or early in the third quarter of 2002, subject to customary closing conditions including shareholder and regulatory approvals. The acquisition, which is intended to qualify as a tax-free reorganization for Federal income tax purposes, has been unanimously approved by Kroll's and Ontrack's boards of directors.

Ontrack, which had $55.8 million in revenues in 2001, specializes in recovering data from operating systems and storage devices, and in providing electronic discovery services to support investigations, litigation and other legal matters. For the fourth quarter 2001, Ontrack reported revenues of $16.5 million and net income of $1.2 million, or $0.12 per share. In a regular quarterly conference call with investors held February 6, 2002, Ontrack management said its 2002 total revenues would be in the range of $60.0 - $64.0 million and that its 2002 earnings per share would be in the range of $0.43 - $0.53. It is anticipated that Ontrack will have a minimum of $35.0 million of cash at closing. Ontrack has no debt.

"Ontrack has excellent growth and profit metrics and is an outstanding strategic fit for Kroll. Ontrack's expertise in recovering lost or corrupted data complements our traditional strength in information-gathering and analysis, and complements our mission of mitigating risk. This acquisition propels us into a leadership position in the high-growth electronic discovery and computer forensics market, which is anticipated to grow to more than $1 billion in the U.S. alone," said Michael G. Cherkasky, president and chief executive officer of Kroll Inc.

Cherkasky continued, "Although Kroll's electronic discovery and computer forensics operations have seen strong growth over the past two years, our strategic goals in this area could not be achieved through organic growth alone.

This acquisition immediately gives Kroll a solid, scalable platform that will allow us to significantly expand the scope of our technology services.

"We fully expect to achieve the same results with Ontrack as we have with other key acquisitions that have been successfully integrated into and cross-sold through our platform," Cherkasky concluded.

"We are pleased to welcome Ontrack's management and employees to the Kroll team," said Jules B. Kroll, executive chairman of the board. "The strategic and operational fit between our two companies is superb. Now our prospects are even better, thanks to the increased demand for electronic discovery and computer forensics services stemming from the extensive number of accounting irregularities under investigation in the United States."

Upon closing, Ontrack President and Chief Executive Officer Ben F. Allen will be the president of a new Kroll business group, called the Data Recovery and Discovery Group, which will be created to incorporate both companies' electronic discovery and computer forensics operations.

"This is a great opportunity for Ontrack employees and shareholders," Allen said. "Kroll's blue chip corporate and law firm clientele will allow us to accelerate our sales strategy at a reduced cost and will provide an exceptional channel for increasing our revenue base in electronic discovery and computer forensics."

Allen further emphasized the international growth prospects for the business. "With both companies well-established in Europe, we will be presented with many cross-selling opportunities. Further, Kroll's offices in Asia and Latin America provide a springboard to continue the geographic expansion of our data recovery business." Kroll was advised in this transaction by Morgan, Lewis, Githens & Ahn and the law firms of Torys LLP and Kramer Levin Naftalis & Frankel LLP. Ontrack was advised by RBC Capital Markets and the law firm of Robins, Kaplan, Miller & Ciresi L.L.P.

CONFERENCE CALL

In conjunction with this announcement, the companies are hosting a conference call today, April 2, 2002, at 10:30 a.m. New York City time, to discuss the proposed transaction. Access to the call will be available either by dialing 1-888-665-1645 within the U.S. or 1-706-645-0410 from outside the U.S., or via Kroll's and Ontrack's web sites: www.krollworldwide.com and www.ontrack.com. A replay of the conference call will be available today beginning at 12:30 p.m. New York City time and will be available through midnight April 11th. To access the conference call replay, please dial 706-645-9291 and enter the following conference call identification number: 3716882.

ABOUT ONTRACK

Ontrack provides software and service solutions to help customers manage, recover and discover their valuable data. Using its hundreds of proprietary tools and techniques, Ontrack can recover lost or corrupted data from virtually all operating systems and types of storage devices through its do-it-yourself, remote and in-lab capabilities. Ontrack DataTrail(TM) electronic discovery solutions help companies, law firms and federal agencies quickly and cost-effectively recover electronic information for use in legal matters. Ontrack also offers award-winning PC utility software programs and services to help prevent critical data loss through a broad line of problem-solving, file-management and productivity utilities. Ontrack can be reached online at http://www.ontrack.com or by calling 800-872-2599. In addition to its Minneapolis headquarters, Ontrack operates other locations in Los Angeles, Calif.; Boulder, Co.; Washington D.C.; New York; London; Paris; Stuttgart, Germany; Milan, Italy; and Lugano, Switzerland. Ontrack also makes its data recovery services available in Tokyo, Japan through its strategic alliance with Y-E Data, and in Katowice, Poland, through its alliance with MBM.

ABOUT KROLL

Kroll Inc. is a global risk consulting company specializing in investigative, intelligence and security services. Headquartered in New York with 55 offices on six continents, Kroll has more than 1,600 employees and serves a multinational clientele of individuals, law firms, corporations, non-profit institutions and government agencies. Operating in three business segments, Kroll provides a broad spectrum of services to help clients reduce risks, resolve problems and capitalize on opportunities. These segments are comprised of: (1) consulting services, which include business investigations and intelligence services, and financial services such as forensic accounting and business valuation and corporate recovery; (2) security services, which include crisis management, institutional, architectural and personal security, executive protection and travel and political risk information, and technology services such as information security consulting, investigations and training; and (3) employee screening services, which include employee and vendor background investigations, substance abuse testing and video surveillance.

Kroll intends to file a registration statement on Form S-4, which will include a joint proxy statement/prospectus in connection with the transaction. Kroll and Ontrack intend to mail the joint proxy statement/prospectus to their respective shareholders prior to special meetings of their respective shareholders and will request their proxies at that time. Shareholders of Kroll and Ontrack and other investors are urged to read the joint proxy statement/prospectus when it becomes available because it will contain important information about Kroll, Ontrack and the transaction. Any offer of securities will only be made pursuant to the joint proxy statement/prospectus . Shareholders and other investors may obtain a free copy of the joint proxy statement/prospectus when it is available at the SEC's web site at www.sec.gov. A free copy of the joint proxy statement/prospectus may also be obtained from Kroll or Ontrack.

Kroll, Ontrack and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of Kroll and Ontrack in favor of the transaction. Information regarding the interests of Kroll's and Ontrack's officers and directors in the transaction will be included in the joint proxy statement/prospectus.

In addition to the proposed registration statement and joint proxy statement/prospectus, each of Kroll and Ontrack files annual, quarterly and special reports, proxy and information statements, and other information with the SEC. You may read and copy any of these reports, statements and other information at the SEC's public reference rooms located at 450 5th Street, N.W., Washington, D.C., 20549, or any of the SEC's other public reference rooms located in New York and Chicago. Please call the SEC at 1-800-SEC-0330 for further information on these public reference rooms. The reports, statements and other information filed by Kroll and Ontrack with the SEC are also available for free at the SEC's web site at www.sec.gov.

This press release does not constitute an offer of any security. Any offer will be made pursuant to an effective registration statement under the Securities Act of 1933, which will also be available on the SEC's web site. The prospectus contained in any registration statement will be mailed to shareholders along with proxy solicitation materials and will be available to shareholders without charge from Kroll or Ontrack.

FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements that involve risks, uncertainties and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, statements of expected synergies, accretion, projected results of operations, cash position, timing of closing, industry ranking, execution of integration plans and management and organizational structure are all forward-looking statements. Risks, uncertainties and assumptions include the possibility that the market for the sale of certain products and services may not develop as expected; that development of these products and services may not proceed as planned; that the transaction does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval; that prior to the closing of the proposed merger, the businesses of the companies suffer due to uncertainty; that the parties are unable to transition customers, successfully execute their integration strategies, or achieve planned synergies; and other risks that are described from time to time in Kroll's Annual Report on Form 10-K for the year ended December 31, 2001 and in Ontrack's Annual Report on Form 10-K for the year ended December 31, 2001. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, Kroll's and/or Ontrack's results could differ materially from their respective expectations in these statements.

                                       ###

CONTACTS:

FOR KROLL INC.                              FOR ONTRACK DATA INTERNATIONAL, INC.
-------------                               ------------------------------------

Media:   Pat Wood                               Media:        Nicolle Martin
             Tel: 212-833-3387                                Tel: 952-949-4137

Investors:   Jason Thompson                     Investors:    Thomas Skiba
             Stephanie Olijnyk                                Tel: 952-949-4017
             The Abernathy MacGregor Group
             Tel: 212-371-5999